November 21, 2024

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Rucha Pandit and Mara Ransom, Office of Trade & Services

Re:	MANSE USA LLC
Amendment No. 8 to Draft Offering Statement on Form 1-A
Submitted October 24, 2024
CIK No. 0001982659

Dear Ms. Pandit and Ms. Ransom:

On behalf of our client, MANSE USA LLC (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 12, 2024 (the “Comment Letter”) with respect to the Company’s draft offering statement on Form 1-A submitted October 24, 2024 (the “Offering Statement”).

For your convenience, we have reproduced below in italics the text of the Comment Letter, followed by the Company’s response. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Offering Statement.

We remain available to discuss with the Staff via telephone conference any of the responses set forth below, or any of the modifications to the Offering Statement.

Amendment No. 8 to Draft Offering Statement on Form 1-A

Characteristics of a Roy, page 10

1. We note your revisions in response to prior comment 3. Please further revise to clearly state that the investor limits set forth in Regulation A apply to all Roys offered, regardless of Talent. Please consider expanding the example on page 10 to illustrate how the various investor limits would apply.

Company Response. The Company has revised the Offering Statement on page 10 to make the requested clarifications.

2. We note that the estimated minimum annual yield of a Roy is “set currently at $0.04 per year.” However, we also note your disclosure that “[t]he yearly yield of a given Roy is calculated on a monthly basis, and one-twelfth of such amount is paid as a monthly yield.” Please clearly address how you will calculate the monthly yield in instances where the recalculated annual yield for a given month is less than $0.04 per year. Alternatively, please explicitly clarify that the minimum monthly yield will always be one-twelfth of the of the currently set minimum annual yield, regardless of whether the recalculated annual yield for a given month is less than the estimated minimum annual yield set by the company. In this regard, we note that the definition of “Monthly Remuneration” in the Participation Agreement assures that “the first eleven (11) Monthly Remuneration payments will equal a minimum of $0.0033 and the twelfth Monthly Remuneration payment will equal a minimum of $0.00337, totaling at least the Minimum Annual Yield of $0.04.”

Company Response. The Company has revised the Offering Statement on page 10 to make the requested clarifications.

Exhibits

3. We note your revisions to prior comment 10 and reissue it. In this regard, Exhibit 6.1 still asks investors to confirm that they have read and understood the agreements being entered into, at Sections 2.3 and 2.4. This language appears to conflict with Section 14 of the Securities Act regarding waivers of compliance with the federal securities laws. Please refer to the Commission’s guidance regarding impermissible legends or disclaimers, contained in Securities Offering Reform Release No. 33-8591 (2005), and revise your participation agreement accordingly.

Company Response. The Company has revised Sections 2.3 and 2.4 of the Participation Agreement to remove language asking investors to confirm that they have read and understand the agreements.

4. Please consider updating the Annexes included in Exhibit 6.5 to a more recent date. For example, we note that the figures in Annex A are only updated as of 2021.

Company Response. The Company has revised certain of the figures in Annex A of Exhibit 6.5 to present data from a more recent date. However, some figures cannot be updated because more recent data is not available to the Company.

General

5. We note your revisions to prior comment 13. We also note your response that both the U.S. Platform and Foreign Platform “will be accessible through the www.royalitz.com website, but the platform a given user is directed to depends on the location from which that user connects to the website.” Please supplementally advise the current status of the U.S. Platform. In this regard, your website does not currently distinguish between multiple platforms and appears to offer information on Manse France Roys to users accessing the web-site in the United States, suggesting that such Roys are available for purchase by U.S. investors.

Company Response. The U.S. Platform is ready to be launched by the Company, but is not yet accessible by members of the public. Consequently, visitors to the URL www.royaltiz.com are taken to the Foreign Platform. At this point in time, visitors from the U.S. are able to view the Foreign Platform, but are not able to transact in Roys on the Foreign Platform, because creating an account requires the user to be located in certain territories outside of the U.S. and to use a non-U.S. bank account. Following the qualification of this offering, the U.S. Platform will be live, and users that access www.royaltiz.com from the United States will be automatically routed to the U.S. Platform and will not be able to see or interact with the Foreign Platform. Likewise, users from foreign territories will be automatically routed to the Foreign Platform and will not be able to interact with the U.S. Platform.

We hope that the foregoing has been responsive to the Staff’s comments. Please direct any questions or comments regarding the foregoing to Simon Wood at (212) 969-4333 or Frank Zarb at (202) 416-5870.

Very truly yours,

/s/ Simon Wood

cc:	Christophe Vattier
Richard Mogni
Frank Zarb